UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR 2Q07

Guadalajara, Jalisco, Mexico, July 23, 2007 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today reported unaudited results for the quarter ended June 30, 2007. Figures are unaudited and have been prepared in accordance with Financial Reporting Standards in Mexico (NIF). Except as otherwise indicated, all peso amounts are presented herein in constant pesos with purchasing power as of June 30, 2007.

Highlights of 2Q07 versus 2Q06:

•

Revenues increased 16.1% (by Ps. 117.6 million), due to a Ps. 86.6 million (14.6%) increase in revenues from aeronautical services and a Ps. 31.1 million (22.9%) increase in revenues from non-aeronautical services, representing 73.6% and 26.4% of the total increase in revenues, respectively.

•

Revenues from aeronautical services mostly increased due to passenger tariffs, which rose 24.5% from Ps. 474.4 million in 2Q06 to Ps. 590.4 million in 2Q07 (representing a higher Ps. 116 million, or 24.5%), as compared to 2Q06, while non-aeronautical revenues rose due to an increase in revenues from parking and the leasing of space to the following: time-share developers, airlines (not related to their operations) and to bars and restaurants.

•	Passenger traffic increased 18.6% and workload units (WLU)[1] increased 17.1%.

•	Cost of services increased 3.7% in absolute terms; however, as a percentage of revenues, it decreased 10.7% and, per WLU, it decreased 11.4%.

•

As a result of the increase in revenues, the cost of government concession fees increased 16.3%. The technical assistance fee increased 20.7%, also as a result of the increase in revenues, which was partially offset by a 5.9% increase in the cost of services (excluding payment for technical assistance, depreciation and amortization).

•	Operating income increased by Ps. 88.8 million, or 29.6%.

•	EBITDA increased by Ps. 99.2 million, or 21.1%.

•

Net income increased Ps. 99.3 million, or 55.2%, mainly due to the aforementioned factors, as well as a decrease in the effective tax rate for the quarter by 12.5 percentage points, from 45.0% to 32.5%.

_________________________

1 Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

         For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results

During the second quarter of 2007, the Company reported an increase in the number of total terminal passengers by 18.6%, driven by a 36.9% increase in the number of domestic passengers.

Domestic Passenger Traffic, during the second quarter of 2007, experienced a net increase of 1.0675 million passengers, a 36.9% increase, as compared to the second quarter of 2006. This was the result of a combined increase of 1.0685 million passengers at all of the Company’s airports except the Manzanillo airport, which was slightly offset by a 1,000-passenger decrease.

Of the 1.0685 million passenger increase, it is important to note that terminal passenger traffic rose by 358.1 thousand at the Tijuana airport, 304.5 thousand at the Guadalajara airport, 74.8 thousand at the La Paz airport, 67.2 thousand at the Bajio airport, 50.9 thousand at the Hermosillo airport, 46.5 thousand at the Los Cabos airport, 43.7 thousand at the Puerto Vallarta airport, 36.8 thousand at the Los Mochis airport, 33.0 thousand at the Mexicali airport, 32.7 thousand at the Aguascalientes airport and 20.3 thousand at the Morelia airport.

In the cases of the Guadalajara, Tijuana, Los Mochis, La Paz, Hermosillo, Mexicali, Aguascalientes, Morelia and Bajio airports, the growth resulted primarily from the increase in the number of seats available due to the initiation of new routes and greater flight frequencies by low-cost carriers. In the case of Los Cabos and Puerto Vallarta, the increase was caused by the initiation of operations by low-cost carriers at these airports as well as the growing popularity of these cities as tourist destinations among domestic travelers.

We are still experiencing the effects of the suspension of Aerocalifornia that took place in April of 2006. However, when we compare results year on year, the figures are higher than expected since this airline was not operating during this period in 2006.

International passenger traffic declined by 164.3 thousand terminal passengers, as compared to the second quarter of 2006. This was the result of a combined decrease in international terminal passengers of Ps. 150.8 million at the Guadalajara, Los Cabos, Puerto Vallarta, Morelia, Bajio, Aguascalientes, Hermosillo, Manzanillo and Mexicali airports. This was partially offset by a combined increase of 13.5 thousand passengers at the La Paz, Tijuana and Los Mochis airports.

GAP 2Q07	Page 2 of 18

In the case of Guadalajara, Bajio, Aguascalientes and Morelia, the decrease in international passenger traffic was possibly partially a result of the substitution effect as several low-cost carriers have increased the number of flights to and from Tijuana. This has resulted in numerous passengers choosing to travel to the United States via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California. It is important to note that the decline in international terminal passenger traffic at the Los Cabos and Puerto Vallarta airports is related to the fact that the effects of Hurricane Wilma, which, in 2006, caused damage to the airports and tourist destinations of the Gulf of Mexico region - i.e. Cancun and Cozumel – and affected the second quarter of 2006 results but were no longer a factor in the 2Q07 results. In the case of Hermosillo, the decrease occurred mostly on the Hermosillo-Phoenix route.

The offsetting increase of 13.5 thousand passengers at other airports was due to the rise in traffic at the La Paz (9.9 thousand), Tijuana (3.4 thousand) and Los Mochis (0.2 thousand) airports, representing increases of 191.0%, 96.4% and 15.5%, respectively, compared to the second quarter of 2006.

In the case of the La Paz airport, the increase in passenger traffic was due to the growth in routes to and from the United States; in the case of Tijuana, traffic growth was driven by the introduction of the Tijuana-Tokyo route by Aeromexico, and in the case of Los Mochis, it was driven by the Los Mochis–Los Angeles route operated by Delta Airlines.

During the second quarter of 2007, the low-cost carriers (Alma, Interjet, Volaris, Click, A Volar and VivaAerobus) transported a total of 1,405.5 thousand domestic passengers (35.5% of GAP’s domestic traffic) to and from the airports of Aguascalientes, Bajio, Guadalajara, Hermosillo, La Paz, Los Mochis, Morelia, Mexicali, Puerto Vallarta, Los Cabos and Tijuana. As of June 30, 2007, these six airlines offered a total of 833 weekly frequencies and 49 routes at GAP’s airports, which represents 11 more routes than in the first quarter of 2007.

Total passenger traffic for the first half of 2007, as compared with the same period of 2006, increased 13.2% by 1.3428 million passengers. This was driven by an increase in domestic passenger traffic of 1.6528 million passengers, or 28.7%, and a decrease in international passenger traffic of 309.9 thousand passengers, a 7.0% decline. The most notable increases in domestic passenger traffic took place at the airports in Tijuana and Guadalajara with 572.1 thousand and 518.2 thousand additional passengers, respectively, representing increases of 34.2% and 28.3%, respectively. This was due largely to the higher number of available seats on low-cost carrier flights to and from those airports.

The decline in international passenger traffic during the first half of 2007 was most notable at the airports in Guadalajara, Los Cabos and Puerto Vallarta, which experienced declines of 115.6 thousand passengers (-9.9%), 89.3 thousand passengers (-7.2%) and 56.3 thousand passengers (-4.0%), respectively. The decrease in Guadalajara was due to customer preference of traveling to the United States via Tijuana and in the case of the other two, it was in part due to the effects of Hurricane Wilma, which made Los Cabos and Puerto Vallarta attractive alternatives to Cancun and Cozumel during 2006.

GAP 2Q07	Page 3 of 18

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP 2Q07	Page 4 of 18

Total Terminal Passengers (in thousands):

2Q07 Consolidated Results

Revenues for the second quarter of 2007 increased Ps. 117.6 million, or 16.1%, as compared to the second quarter of 2006. This increase, from Ps. 729.5 million to Ps. 847.1 million, was mainly due to:

- Aeronautical services revenues, which increased by Ps. 86.6 million, or 14.6% compared to the second quarter of 2006, due primarily to increased revenues from passenger charges, which rose by Ps. 116.0 million, and represented 134.0% of the increase in aeronautical services revenues and 98.6% of the total revenue increase. This increase was partially offset by a decline in revenues from airplane landing and parking fees by Ps. 31.8 million, a reduction of 46.4% when compared to the second quarter of 2006. This decline was mainly attributable to the suspension of Aerocalifornia’s operations that took place during the second quarter of 2006. As a result of the suspension in 2006, Aerocalifornia parked its airplanes at several of the Company’s airports, and was charged long-term parking fees, which was not the case during the second quarter of 2007. With respect to airplane landing revenues, the decline was a result of the decrease in international operations at certain airports.

- Non-aeronautical services revenues increased by 22.9%, or Ps. 31.1 million, when compared to the second quarter of 2006. The line items that drove this growth were revenues from the leasing of space to time-share developers, revenues from parking and revenues from leasing of commercial spaces, food and beverage spaces, advertising and car rentals. These led the overall increase in commercial revenues by Ps. 27.5 million, representing 88.6% of the increase in non-aeronautical services (representing 23.4% of the total revenue increase). Non-aeronautical services revenues per passenger during 2Q07 were Ps. 28.5, as compared to Ps. 27.5 in 2Q06, an increase of 3.7%.

GAP 2Q07	Page 5 of 18

Total operating costs and expenses increased by Ps. 18.4 million, an increase of 7.1%, primarily due to the following:

➢	Cost of services increased by Ps. 7.4 million, or 3.7% as compared to 2Q06, mainly due to the following:

•   Employee costs decreased by 0.4%. This was due to a 62.5% decline in severance payments.

•   Maintenance costs increased by Ps. 3.5 million, an increase of 10.2%, due to several maintenance projects that took place prior to the rainy season, mainly on the taxiways and runways of the airports, as well as maintenance performed on buildings and installations.

•   Service costs increased by Ps. 1.5 million, or 7.0%, mainly as a result of higher electricity consumption due to additional infrastructure necessary to comply with the Company’s master development programs.

•   Other operating costs increased by Ps. 2.5 million, or 9.4% as compared to the second quarter of 2006. This was mainly the result of the leasing costs paid to Shared Counter Spaces (CUTE), which was hired at the beginning of 2007, to provide counters used by various airlines in our airports. This cost also includes employee profit sharing amounting to Ps. 0.3 million in the second quarter of 2007, which in 2006 was reported as a tax expense.

➢	As a result of the higher revenues for the period, government concession fees increased by 16.3%.

➢	Due to the Company’s higher revenues as well as tighter cost controls, technical assistance fees increased by 20.7%.

The Company’s operating margin increased by 4.8 percentage points, from 41.1% in 2Q06 to 45.9% in 2Q07. This increase was mainly the result of the increase in revenues and controlled operating costs, while the EBITDA margin increased 2.7 percentage points, from 64.6% in 2Q06 to 67.3% in 2Q07.

Net income for the quarter rose by Ps. 99.3 million, or 55.2% compared to 2Q06. Due to the aforementioned factors, net income before taxes increased 26.7%. In addition, there was a tax benefit of Ps. 12.0 million in 2Q07 (reducing tax from Ps. 146.6 million in 2Q06 to Ps. 134.6 million in 2Q07, lowering the effective tax rate from 44.9% in 2Q06 to 32.5% in 2Q07). This tax reduction was a result of the favorable ruling the Company received in 4Q06 regarding the asset tax treatment of the airports in Aguascalientes, Hermosillo, La Paz, Los Mochis, Manzanillo and Morelia, as well as changes in the asset tax law for 2007.

GAP 2Q07	Page 6 of 18

Summary of Consolidated Results for 2Q07 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.7901 per U.S. dollar (the U.S. Federal Reserve noon buying rate at June 29, 2007).

Other Important Data for 2Q07 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 2Q07	Page 7 of 18

Operating Costs / Expenses for 2Q07 (in thousands of pesos):

1H07 Consolidated Results

Revenues for the first half of 2007 increased by Ps. 203.3 million, or 13.9% as compared to the first half of 2006. This increase from Ps. 1,458.1 million to Ps. 1,661.4 million, was mainly due to the following:

- Aeronautical services revenues, which increased by Ps. 144.4 million, or 12.0%, with respect to the first half of 2006. The increase was mainly a result of increased revenues from passenger tariffs, which increased by Ps. 168.2 million (representing 116.6% of the increase in aeronautical services revenues and 82.8% of the increase in total revenues).  However, this increase was affected, in part, by a decrease in revenues from airplane landing and parking fees by Ps. 30.5 million, a reduction of 46.7% with respect to the first half of 2006.  The higher landing and parking fees during the second quarter of 2006 resulted from the suspension of Aerocalifornia’s operations, which took place during the first half of 2006.  As a result, of that suspension, Aerocalifornia parked its airplanes at several of the Company’s airports, and was charged long-term parking fees, which was not the case during the first half of 2007. With respect to airplane landing revenues, the decline was a result of the decrease in international operations at certain airports.

-

Non-aeronautical services revenues increased by 22.9%, or Ps. 58.9 million, as compared to the first half of 2006. The line items that drove this growth were revenues from the leasing of space to time-share developers (an increase of Ps. 17.1 million, or 96.1%, from 2006), revenues from parking (an increase of Ps. 11.7 million, or 23.1%), leasing of commericial spaces (an increase of Ps. 8.14 million, or 21.8%), duty-free shops (an increase of Ps. 6 million, or 22.6%), leasing of food and beverage spaces (an increase of Ps. 5.7 million, or 23.1%)and car rentals (an increase of Ps. 5.2 million, or 20.3%). These items represented a total increase of 29.5% (Ps. 53.9 million) with respect to the first half of 2006 and represented 91.5% of the increase in non-aeronautical revenues and 26.5% of the increase in total revenues. Non-aeronautical revenues per passenger reached Ps. 27.5 in the first half of 2007, while in the first half of 2006 they totaled Ps. 25.3 per passenger, representing an increase of 8.5%.

GAP 2Q07	Page 8 of 18

Total operating costs and expenses increased by Ps. 30.3 million during the first half of 2007, an increase of 6.3%, primarily as a result of the following:

➢	Cost of services increased by Ps. 11.1 million, or 3.1%, mainly due to the following:

•   Employee costs decreased by 1.5%, mainly due to a 61.7% reduction in severance payments.

•   Maintenance costs increased by Ps. 4.9 million, or 8.8%, due to several maintenance projects that took place in airport installations in order to comply with security and customer service requirements.

•   Service costs increased by Ps. 3.6 million, or 9.9%, mainly as a result of higher electricity consumption due to expansions to our infrastructure, as per our master development programs.

•   Other operating costs increased by Ps. 2.3 million, or 4.2%, as compared to the first half of 2006. This was mainly the result of the leasing costs paid to Shared Counter Spaces (CUTE).

➢	As a result of the higher revenues for the period, government concession fees increased 14.1%.

➢	Also due to the Company’s higher revenues as well as tighter cost controls, technical assistance fees increased 17.6%.

The Company’s operating margin increased 3.7 percentage points, from 43.8% in the first half of 2006 to 47.5% in the first half of 2007. This increase was primarily a result of the increase in revenues and controlled operating costs. The EBITDA margin increased 2.2 percentage points, from 66.9% in the first half of 2006 to 69.1% in the first half of 2007.

Net income increased by Ps. 172.4 million, an increase of 44.9% when compared to the first half of 2006. Due to the aforementioned factors, net income before taxes rose by 22.9%. We also experienced a tax benefit of Ps. 19.0 million during the first half of 2007 due to a decline in our effective tax rate for the semester from 42.6% to 32.3%. This tax reduction was a result of the favorable ruling the Company received in 4Q06 regarding the asset tax treatment of the airports in Aguascalientes, Hermosillo, La Paz, Los Mochis, Manzanillo and Morelia as well as changes in the asset tax law for 2007.

GAP 2Q07	Page 9 of 18

Summary of Consolidated Results for 1H07 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.7901 per U.S. dollar (the U.S. Federal Reserve noon buying rate at June 29, 2007).

Other Important Data for 1H07 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 2Q07	Page 10 of 18

Operating Costs / Expenses for 1H07 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (SCT) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per WLU at each airport.

Regulated revenues for the second quarter of 2007 were Ps. 680.3 million, resulting in an average rate per WLU of Ps. 108.8. Regulated revenues accounted for 80.3% of total revenues for the quarter.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; to date, they have notified the Company that it complied for 2005, and while the review for 2006 compliance has already been initiated, the final notification of compliance for 2006 remains pending.

Balance Sheet

At the close of the second quarter of 2007, the Company maintained a balance of cash and cash equivalents of approximately Ps. 815.4 million; this amount already reflected the dividend payment to shareholders in May 2007 for Ps. 815.0 million (historical pesos). The remaining balance will be used for the operation of the airports, as well as to enable us to fulfill our investments under our master development programs in 2007.

Other current assets at the close of the second quarter 2007 included the benefit from the final resolution of the manner of calculating asset tax at some of our airports, which amounted to Ps. 209.6 million.

GAP 2Q07	Page 11 of 18

At the close of the second quarter 2007, the Company’s principal assets consisted of the concessions, with a balance of Ps. 17,289.1 million, rights to use airport facilities, with a balance of Ps.  2,359.0 million and fixed assets of Ps. 2,460.6 million. These represented approximately 68.0%, 9.3% and 9.7% of total assets, respectively.

CAPEX

During 2Q07, the Company invested Ps. 102.5 million, 29.7% more than what was invested in the same period of 2006.

These investments allow GAP to maintain airport facilities in excellent operating condition, while also complying with our obligations under the master development programs.

Recent Events

-

On April 20, 2007, the Company announced that Mr. Carlos Del Rio, the Company's chief executive officer, tendered his resignation as CEO of GAP in order to pursue other projects for ACS in his native Spain.  His resignation became effective July 1, 2007, and Mr. del Rio continued to fulfill his duties as chief executive officer until that time.  Mr. Jorge Sales Martinez assumed the role of Chief Executive Officer on the above-mentioned date.

-

In April 2007, at the annual general shareholders’ meeting, the Company agreed to pay a dividend in the amount of Ps. 1,140.0 million, of which Ps. 815.0 million was paid on May 18, 2007, while the remaining Ps. 325.0 million will be paid in October 2007.

-

On March 27, 2007, the Company announced that the Mexican Ministry of Communications and Transportation (SCT) suspended the commercial operations of Lineas Aereas Azteca and granted the airline 90 days to correct its deficiencies prior to resuming its operations. Of the routes operated by Lineas Aereas Azteca at GAP’s airports, none were operated exclusively, or dominated by this airline.  As a result, most of the impact from the suspension will be quickly absorbed by the existing flights of other airlines that currently operate such routes.

-

On December 14, 2006 the Company announced the favorable court decision and final notice reached by the appellate court of Mexico for the airports of Aguascalientes, Hermosillo, La Paz, Los Mochis, Manzanillo and Morelia. The Company obtained approval for our method of calculating the asset tax base taking into account only the strategic partner’s 15% ownership interest in the Company.

To date the Company has requested a refund for the amounts paid from 2002-2006 for the airports of Aguascalientes, Hermosillo, La Paz, Manzanillo, Los Mochis and Morelia. As per April 18, 2007, the Aguascalientes’ local tax office turned down the Company’s request for this time period. Currently, the Company is appealing this ruling and expects that there will be a delay the recovery of this payment. The amount of the refund for the Aguascalientes airport is Ps. 27.1 million. In July 2007, the La Paz Airport received on behalf of the SHCP a Ps. 30.3 million refund for IMPAC’s miscalculation of the asset tax for the period of July 2003 to December 2006 period.

GAP 2Q07	Page 12 of 18

On July 4, 2007, the local tax authorities of La Paz denied the refund of the amounts corresponding to the period of 2002 to June 2003. The Company will follow the applicable legal procedures in order to obtain these refunds, which will delay the payment of these amounts. The amount for this period is Ps. 10.4 million. The procedures in the remainder of the airports continue normally.

With respect to the legal proceeding that is still in the Ninth Appellate Court of the Second Circuit, with regards to the airports of Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Bajio and Mexicali, the Company is still awaiting this decision.

•

On July 19, the airports of Los Cabos, Puerto Vallarta, Hermosillo and Bajio signed mandate agreements with the financial institution that will grant the loans in 2007 of Ps. 330 million, Ps. 193 million, Ps. 44 million and Ps. 33 million, respectively; for 2008 of Ps. 273 million, Ps. 26 million, Ps. 17 million and Ps. 28 million, respectively, and for 2009 of Ps. 202 million, 8 million, Ps. 41 million and Ps.19 million, respectively. These loans will be used to finance the execution of its master development programs for those years. The above mentioned financial institution will commence its due diligence process so that this process can be concluded, the credit contracts can be signed and the resources can be made available by August 31, 2007. Once the Company has signed the contracts, we will notify the markets of the general conditions of these loans.

2007 Outlook

The Company anticipates the growth trend in domestic passenger traffic in 2007 to be above the historical average, driven mainly by a greater coverage of low-cost carriers within its airport network as well as a greater number of routes and frequencies by these airlines. This growth depends, however, among many other factors, including these airlines achieving their business plans and receiving delivery of new aircraft they have ordered, which, according to Mexican media, they expect to receive over the course of 2007.

We expect that total passenger traffic for the remainder of 2007 will increase between 8 and 10%; we expect domestic traffic to increase between 13 and15% and we expect international traffic to decrease between 2 to 4%.

* * *

GAP 2Q07	Page 13 of 18

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 2Q07	Page 14 of 18

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	2Q06	2Q07	Change	1H06	1H07	Change
Guadalajara						
Aeronautical services	194,645	219,794	12.9%	374,069	421,735	12.7%
Non aeronautical services	47,036	58,020	23.4%	90,503	107,614	18.9%
Total Revenues	241,681	277,814	15.0%	464,572	529,349	13.9%
Operating Income	119,474	148,312	24.1%	226,670	281,082	24.0%
EBITDA	173,253	204,430	18.0%	331,785	391,500	18.0%
Tijuana						
Aeronautical services	76,549	104,652	36.7%	147,277	196,099	33.1%
Non aeronautical services	10,965	12,761	16.4%	21,583	24,897	15.4%
Total Revenues	87,514	117,413	34.2%	168,861	220,997	30.9%
Operating Income	17,570	43,741	149.0%	34,187	80,874	136.6%
EBITDA	50,193	76,762	52.9%	99,173	146,750	48.0%
Puerto Vallarta						
Aeronautical services	94,109	95,940	1.9%	220,454	223,012	1.2%
Non aeronautical services	20,503	28,165	37.4%	40,338	55,524	37.6%
Total Revenues	114,613	124,105	8.3%	260,792	278,536	6.8%
Operating Income	58,888	65,076	10.5%	153,255	162,348	5.9%
EBITDA	81,414	89,714	10.2%	197,204	211,614	7.3%
Los Cabos						
Aeronautical services	101,878	101,585	-0.3%	199,985	199,883	-0.1%
Non aeronautical services	32,883	39,008	18.6%	57,112	74,672	30.7%
Total Revenues	134,760	140,593	4.3%	257,098	274,555	6.8%
Operating Income	89,100	93,464	4.9%	171,170	183,809	7.4%
EBITDA	104,475	109,947	5.2%	201,610	216,341	7.3%
Hermosillo						
Aeronautical services	28,699	31,815	10.9%	56,637	61,964	9.4%
Non aeronautical services	5,446	6,106	12.1%	10,621	11,389	7.2%
Total Revenues	34,146	37,921	11.1%	67,258	73,352	9.1%
Operating Income	8,258	10,489	27.0%	18,828	21,921	16.4%
EBITDA	17,392	20,701	19.0%	36,617	41,644	13.7%
Bajio						
Aeronautical services	32,608	38,871	19.2%	64,999	75,957	16.9%
Non aeronautical services	6,360	7,890	24.1%	13,044	14,187	8.8%
Total Revenues	38,968	46,761	20.0%	78,044	90,145	15.5%
Operating Income	14,952	20,006	33.8%	30,151	40,620	34.7%
EBITDA	23,819	29,072	22.1%	47,746	58,658	22.9%
Otros (1)						
Aeronautical services	65,232	87,631	34.3%	136,942	166,100	21.3%
Non aeronautical services	12,569	14,886	18.4%	24,509	28,333	15.6%
Total Revenues	77,801	102,517	31.8%	161,451	194,433	20.4%
Operating Income	- 7,130	11,960	-267.8%	4,511	25,754	470.9%
EBITDA	20,877	43,159	106.7%	58,307	86,458	48.3%
Total						
Aeronautical services	593,721	680,287	14.6%	1,200,363	1,344,750	12.0%
Non aeronautical services	135,763	166,836	22.9%	257,711	316,616	22.9%
Total Revenues	729,484	847,123	16.1%	1,458,074	1,661,366	13.9%
Operating Income	301,112	393,048	30.5%	638,772	796,410	24.7%
EBITDA	471,423	573,785	21.7%	972,440	1,152,965	18.6%

(1) Others includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 2Q07	Page 15 of 18

Exhibit B: Consolidated Balance Sheet as of June 30, (in thousands of pesos):

2006	2007	Change	%
Assets				
Current assets				
Cash and temporary investments	565,878	815,451	249,574	44.1%
Trade accounts receivable - net	446,866	476,545	29,679	6.6%
Other current assets	55,398	273,954	218,556	394.5%
Total current assets	1,068,142	1,565,950	497,808	46.6%
Fixes assets - net	2,083,592	2,460,567	376,976	18.1%
Airport concessions - net	17,707,410	17,289,125	- 418,285	-2.4%
Rights to use airport facilities - net	2,455,910	2,358,990	- 96,919	-3.9%
Other acquired rights	860,337	846,207	- 14,131	-1.6%
Deferred income taxes	733,517	675,633	- 57,884	-7.9%
Other assets	217,183	238,716	21,534	9.9%
Total assets	**25,126,091**	**25,435,189**	**309,099**	**1.2%**
Liabilities and stockholders' equity				
Current liabilities	247,366	613,511	366,145	148.0%
Long-term liabilities	64,478	71,157	6,679	10.4%
Total liabilities	**311,844**	**684,667**	**372,823**	**119.6%**
Stockholders' equity				
Common stock	23,598,376	23,598,376	-	0.0%
Legal reserve	156,972	218,184	61,212	39.0%
Consolidated net income	384,303	556,704	172,401	44.9%
Retained earnings	341,394	377,259	35,864	10.5%
Cumulative initial effect of deferred income taxes	333,202	-	- 333,202	-100.0%
Total Stockholders'	**24,814,247**	**24,750,522**	**- 63,725**	**-0.3%**
Total liabilities and stockholders' equity	**25,126,091**	**25,435,189**	**309,099**	**1.2%**

GAP 2Q07	Page 16 of 18

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

2Q06	2Q07	Change	1H06	1H07	Change
Operating activities						
Consolidated net income	179,855	279,161	55.2%	384,303	556,704	44.9%
Depreciation and amortization	171,624	182,040	6.1%	336,264	359,172	6.8%
Provision for seniority premiums	550	2,231	306.0%	2,277	4,568	100.7%
Loss from embedded derivatives	- 12,133	- 4,265	-64.8%	- 10,273	- 4,669	-54.6%
Deferred income taxes	54,328	33,970	-37.5%	101,288	62,858	-37.9%
Resources generated by operations	394,224	493,137	25.1%	813,858	978,634	20.2%
Changes in operating assets and liabilities						
Increase (Decrease)						
Trade accounts receivable	- 18,983	- 10,670	-43.8%	- 24,238	- 81,939	238.1%
Recoverable taxes and other accounts receivable	43,470	- 15,195	-135.0%	- 27,517	- 41,235	49.9%
Recoverable taxes on assets	- 51,273	- 28,620	-44.2%	- 100,103	- 47,902	-52.1%
Recoverable income taxes derived from dividends	- 18,824	- 51,182	171.9%	7,558	- 50,373	-766.5%
Increase (Decrease)						
Government concession fee	9,620	10,826	12.5%	- 197	1,744	-987.1%
Accounts payable	- 54,965	- 22,682	-58.7%	- 60,971	- 11,947	-80.4%
Income tax and tax on assets	- 23,693	- 5,670	-76.1%	- 3,636	31,128	-956.1%
Resources used in financing activities	279,577	369,944	32.3%	604,755	778,110	28.7%
Financing activities						
Dividend payments	- 750,581	- 810,709	8.0%	- 750,581	- 810,709	8.0%
Resources used in financing activities	- 750,581	- 810,709	8.0%	- 750,581	- 810,709	8.0%
Investing activities						
Fixed assets	- 80,980	- 97,972	21.0%	- 225,489	- 176,719	-21.6%
Preoperating costs	566	- 0	-100.0%	- 113	0	-100.0%
Other assets	1,372	- 4,563	-432.5%	- 3,892	- 3,486	-10.4%
Resources used in investing activities	- 79,041	- 102,535	29.7%	- 229,494	- 180,206	-21.5%
Cash and temporary investments						
Increase (Decrease)	- 550,046	- 543,300	-1.2%	- 375,320	- 212,805	-43.3%
Balance at beginning of period	1,115,923	1,358,751	21.8%	941,198	1,028,257	9.2%
Balance at end of the period	565,878	815,451	44.1%	565,878	815,451	44.1%

GAP 2Q07	Page 17 of 18

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 2Q07	Page 18 of 18

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 23, 2007